UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Virios Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92829J104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5 Pages

CUSIP NO. 92829J104

1.	Names of Reporting Persons

William L. Pridgen, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _______________
(b) _______________

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

United States

Number of	5.	Sole Voting Power
Shares		709,792 shares
Beneficially
Owned by	6.	Shared Voting Power
Each		None
Reporting
Person With	7.	Sole Dispositive Power
		709,792 shares

	8.	Shared Dispositive Power
		None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

709,792 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*

8.5%

12.	Type of Reporting Person (See Instructions)

IN

Schedule 13G	Page 3 of 5 Pages

CUSIP NO. 92829J104

Item 1.( a)	Name of Issuer:

Virios Therapeutics, Inc.

Item 1.( b)	Address of Issuer's Principal Executive Offices:

44 Milton Avenue
Alpharetta, GA 30009

Item 2.( a)	Name of Person Filing:

William L. Pridgen, M.D.

Item 2.( b)	Address of Principal Business Office or, if none, Residence:

44 Milton Avenue
Alpharetta, GA 30009

Item 2.( c)	Citizenship:

United States

Item 2.( d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2.( e)	CUSIP Number:

92829J104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Schedule 13G	Page 4 of 5 Pages

CUSIP NO. 92829J104

Item 4.	Ownership.

	(a)	Amount Beneficially Owned as of December 31, 2020: 709,792 shares (1)

	(b)	Percent of Class: 8.5% (2)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 709,792 (1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 709,792 (1)
		(iv)	Shared power to dispose or to direct the disposition of: 0

(1) Includes 801 shares issuable pursuant to an outstanding warrant which warrant was exercised prior to the filing of this report.

(2) The percentage of ownership reported in this Schedule 13G is based upon 8,305,075 shares of common stock of the issuer outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Schedule 13G	Page 5 of 5 Pages

CUSIP NO. 92829J104

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2021	/s/ William L. Pridgen
William L. Pridgen, M.D.